FILED ON EDGAR AS
CORRESPONDENCE

Justin Dobbie,
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re: Development Capital Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-174240

Dear Mr. Dobbie

General

1.	We have updated our financial statements to include the three months ending June 30, 2011.

2.	We have included an updated accountant’s consent (Exhibit 23.1) to Amendment Number 2.

3.
We have moved the location of our financial statements so they are included in the prospectus and are located just prior to the back cover page of the prospectus and the beginning of Part II of the registration statement.

Prospectus Summary, page 4
Our Business, page 4

4.
We have revised to disclose our monthly “burn rate,” pre and post-offering, and the month we will run out of funds without additional capital. We have revised our disclosure to reflect that in connection with maintaining our business and current operations over the next twelve months: (a) we must raise additional proceeds in order to continue operations; (b) the amount of proceeds needed; and (c) the uses of the funds and the corresponding amount related to each such use that we will need over the next twelve months to maintain our business and current operations. We have included sufficient detail so that an investor obtains a clear understanding of our liquidity position at the time of effectiveness.

Location at Page 5

5.	We have included a brief discussion of how much we have raised and the amount spent to date, as well as the general character of each expenditure, and how much remains to date.

Location at Page 5

Financial Summary, page 5
Balance Sheet Data, page 5

6.	We have revised our Balance Sheet data on page 6 to reflect total assets of $31,332 as of June 30, 2011.

Location at Page 6

Risk Factors, page 6
Risks Related to Our Financial Condition and Business Model, page 6
If we are unable to generate sufficient revenues for our operating expenses, page 6

7.
We have revised and clarified our expected near and long term additional financing requirements necessary to implement our business plan. With respect to our near term financing requirements, we have clarified that: (i) our cash on hand as of a recent date, (ii) our monthly “burn rate,” pre and post-offering, and (iii) the month we will run out of funds. Our estimated offering expenses of $21,000 have not been factored into these calculations because they are pre-paid. With respect to our long term financing requirements, we have revised to clarify the additional amounts necessary to implement our business plan. We have disclosed the amounts necessary to cover our burn rate post-offering and included additional amounts necessary to expand operations. We have revised the Liquidity section accordingly.

Location at Page 6

8.
We have created a new risk factor, with the bolded underlined subheading below, to reflect the risks associated with being unable to absorb the costs of being a public company including any risks related to delisting from the OTC Bulletin Board and being classified as a non-reporting issuer.

Expenses required to operate as a public company will reduce funds available to develop our business and could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

Location at Page 7

9.
We have modified our disclosure in the first paragraph from “[t]here is no dollar limit to the amount he has agreed to provide” to that of the second paragraph which provides “[w]e do not have any plans or specific agreements for new sources of funding, except for the anticipated loans from or commitments to provide additional financing. We have no written agreements for financing in place.”

Location at Page 7

Selling Security Holders, page 13

10.
We have modified our disclosure in the second paragraph to reflect that we sold a total of 2,200,000 shares of common stock to 49 investors for proceeds of $11,000 and a total of 8,000,000 shares of our common stock to two of our officers for proceeds of $9,200 for aggregate proceeds of $ 20,200 with the amounts in the first sentence of the second paragraph which discloses aggregate proceeds of $20,200.

Location at Page 12

Business, page 16

11.
We have revised our disclosure to describe our business and current operations at the time of effectiveness so that investors may evaluate our business plan. To the extent we discuss our future plans for operations, we have added balancing language with a time frame for implementing future plans and any obstacles before we can commence those planned operations.

Location at Page 19

Our Services, page 17

12.	We have revised our disclosure to describe in greater detail (i) truckload (ii) less than truckload, and (iii) logistics and our current operations within each service.

Location at Page 19

Our Transportation Providers, page 18

13.
We have revised the last sentence of the second paragraph to identify the three transportation providers, which have entered into written agreements with us. We have removed the replaced the reference to Safe Cargo with Arcadia International.

Location at Page 20

Our Customers, page 18

14.
We have added balancing language disclosing that our three business customers are new business relationships and that there is no guarantee that these or other such business relationships will lead to material revenue generation in the future. We have quantified the nature and scope of these business relationships to date and whether they have led to revenue generation.

Location at Page 23

15.
We have disclosed that Arcadia International is owned by one of our stockholders, Vladimir Shekhtman. We have revised this section and the Customers section on page 19 as well as the selling shareholder chart to disclose this relationship

Location at Page 23

Dependence Upon One or a Few Customers, page 18

16.	For each principle service, we have revised our disclosure to discuss in greater detail our dependence on one or a few major customers.

Location at Page 23

Material Agreements, page 19

Customers, page 19

17.	We have revised our disclosure to reflect that our customer agreements are not exclusive.

Location at Page 22

18.
We have revised our disclosure to quantify our expected near term and long term financing requirements which are necessary to implement our business plan, the timing of such demands, and the impact on us if the funding cannot be obtained.

Location at Page 22

19.
We have revised our disclosure to reflect (i) our cash on hand as of a recent date, (ii) our monthly “burn rate,” and (iii) the month we will run out of funds. We have detailed the expenditures included in our monthly “burn rate” and detailed our monthly “burn rate” post-offering, including the costs of being a public company. We have disclosed that our estimated offering expenses of $21,000 have not been factored into the “burn rate” calculations because these costs were previously paid. We have revised the second paragraph to clarify the month that we will run out of funds based on both our pre and post-offering “burn rate.” We have reconciled our disclosure to reflect that we may run out of funds on October 1, 2011 and not after six months.

Location at Page 25

20.
We have revised to clarify the additional amounts necessary to implement our business plan, including, for example, the amounts necessary to cover our burn rate post-offering plus any additional amounts necessary to expand operations. We have expanded our disclosure to discuss in greater detail how we intend to obtain such additional financing to fund our expected near term and long term financing requirements.

Location at Page 25

21.	We have reconciled the amounts in the first sentence of the first paragraph of this section with the Selling Security Holders section on page 12 to properly disclose we had aggregate sales of $20,200.

Location at Page 26

Plan of Operations, page 22

22.
We have revised our disclosure to include a more detailed plan of operation for the next twelve months and then to the point of generating revenues. In the discussion of each of our planned activities, we have included specific information regarding each material event or step required to pursue each of our planned activities, including any contingencies such as raising additional funds and the timelines and associated costs accompanying each proposed step in our business plan.

Location at Page 26

23.
We have reconciled the disclosure in the fifth paragraph of this section that the cost of our 12 month plan is $66,000 which we will attempt to fund from operations with the disclosure in the second risk factor on page 6 that we estimate approximately $5,500 of monthly costs including public company reporting expenses, and the fact that we have $31,332 in assets on our balance sheet.

Location at Page 28

Directors, Executive Officers, Promoters, and Control Persons, page 24

24.	We have revised the biography of Viktoriya Korobkin to clarify that her other business activities are on-going and detailed her time commitment to those other business activities.

Location at Page 31

Executive Compensation, page 27

Summary Compensation Table, page 27

25.	We have updated the “Total” column for each of Andriy and Viktoriya Korobkin.

Location at Page 40

Part II

Signatures, page 35

26.	We have revised the second half of our signature page to include the signature of our principal executive officer and our controller or principal accounting officer.

Exhibit 10.2

27.	We have refilled the exhibit to include a complete copy of the agreement with all exhibits, attachments, schedules, annexes, and appendixes.

Exhibit 10.8

28.	We have re-filed a fully executed copy of the agreement reflecting the signatory for Svitco Enterprise Truck Service.

Should you have any questions regarding the foregoing, please contact our legal counsel, Brenda Hamilton at (561) 416-8956.
Sincerely,

/s/ Andiry Korobkin
Andiry Korobkin